Licence No. - Nº de licence

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
Valens Agritech Ltd.

Licensed Site / Lieu autorisé :

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses.

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes.

Standard Cultivation — Culture standard

Activities	Activités
• To possess cannabis • To obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis • For the purposes of testing, to obtain cannabis by altering its chemical or physical properties by any means • To sell cannabis in accordance with subsection 11(5) of the Cannabis Regulations	• Avoir du cannabis en sa possession • Obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis • Afin d'effectuer des essais sur du cannabis, obtenir du cannabis par l'altération, par tout moyen, de ses propriétés physiques ou chimiques • Vendre du cannabis en vertu du paragraphe 11(5) du Règlement sur le cannabis

Conditions	Conditions
The licence holder must meet the requirements set out in the Health Canada document entitled "*Mandatory cannabis testing for pesticide active ingredients - Requirements*".	Le titulaire de la licence doit respecter les exigences énoncées dans le document de Santé Canada intitulé « *Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides-Exigences* ».

Standard Processing — Transformation standard

Activities	Activités
• To possess cannabis • To produce cannabis, other than obtain it by cultivating, propagating or harvesting it • To sell cannabis in accordance with subsection 17(5) of the Cannabis Regulations	• Avoir du cannabis en sa possession • Produire du cannabis, sauf en l'obtenant par la culture, la multiplication et la récolte • Vendre du cannabis en vertu du paragraphe 17(5) du Règlement sur le cannabis

Conditions	Conditions
The licence holder must meet the requirements set out in the Health Canada document entitled "*Mandatory cannabis testing for pesticide active ingredients - Requirements*".	Le titulaire de la licence doit respecter les exigences énoncées dans le document de Santé Canada intitulé « *Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides-Exigences* ».
The only cannabis products that the licence holder may sell or distribute to (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; cannabis topicals; cannabis extracts; and edible cannabis.	Les seuls produits du cannabis que le titulaire de la licence peut vendre ou distribuer (i) à un titulaire d'une licence de vente et (ii) à une personne autorisée sous le régime d'une loi provinciale visée au paragraphe 69(1) de la Loi à vendre du cannabis sont les suivants : plantes de cannabis; graines provenant d'une plante de cannabis; cannabis pour usage topique; extrait de cannabis; et cannabis comestible.

Acting Director, Licencing and Security, Controlled Substances and Cannabis Branch

Directrice par intérim, Licences et sécurité, Direction générale des substances contrôlées et du cannabis

Health Canada / Santé Canada

Conditions	Conditions
The only cannabis products that the licence holder may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; cannabis topicals; cannabis extracts; and edible cannabis.	Les seuls produits du cannabis que le titulaire de la licence peut expédier ou livrer à l'acheteur à la demande (i) d'un titulaire d'une licence de vente et (ii) dune personne autorisée sous le régime d'une loi provinciale visée au paragraphe 69(1) de la Loi à vendre du cannabis sont les suivants : plantes de cannabis; graines provenant d'une plante de cannabis; cannabis pour usage topique; extrait de cannabis; et cannabis comestible.

Indoor Area(s) / Zone(s) intérieure(s)
The possession of cannabis and the other activities mentioned above are authorized in the following building(s) / La possession de cannabis et les autre activités mentionnées ci-haut sont autorisées dans les bâtiment(s) suivant(s) :

Building 1
Building 2

Effective date of the licence:

This licence is effective as of **November 22, 2020**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **22 novembre 2020**

Expiry date of the licence:

This licence expires on **October 12, 2021**

Date d'expiration de la licence:

La présente licence expire le **12 octobre 2021**

Acting Director, Licensing and Security, Controlled Substances and Cannabis Branch

Directrice par intérim, Licences et sécurité, Direction générale des substances contrôlées et du cannabis

Health Canada / Santé Canada

[redacted]

Licence No. - Nº de licence

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
Valens Agritech Ltd.

Licensed Site / Lieu autorisé :

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Analytical Testing

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes:

- Essais analytiques

Authorized activities / **Activités autorisées**

Activities	Activités
• to possess cannabis for the purpose of testing • to obtain cannabis by altering its chemical or physical properties by any means for the purpose of testing	• afin d'effectuer des essais sur du cannabis, avoir du cannabis en sa possession • afin d'effectuer des essais sur du cannabis, obtenir du cannabis par l'altération, par tout moyen, de ses propriétés physiques ou chimiques

Conditions / **Conditions**

This licence is deemed to be issued under section 62 of the Cannabis Act in accordance with section 159, and is for the purpose of licence migration from licence 2018/6866 issued under the Narcotic Control Regulations.	Cette licence est délivrée en vertu de l'article 62 de la Loi sur le cannabis conformément à l'article 159 et vise la migration de la licence 2018/6866 délivrée en vertu du Règlement sur les stupéfiants.
Any pesticide testing activities conducted under the scope of Health Canada's Mandatory cannabis testing for pesticide active ingredients—Requirements must meet the requirements set out in that document.	Toutes les activités d'analyse de pesticides menées dans le cadre de l'Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides—Exigences de Santé Canada doivent respecter les exigences énoncées dans ce document.

Effective date of the licence:

This licence is effective as of **January 1, 2020**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **1 janvier 2020**

Expiry date of the licence:

This licence expires on **December 31, 2020**

Date d'expiration de la licence:

La présente licence expire le **31 décembre 2020**

Authorized Official, Controlled Substances and Cannabis Branch

Officiel autorisé, Direction générale des substances contrôlées et du cannabis

Canada